UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 26, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 September 2025 entitled ‘Director/PDMR Shareholding’.

26 September 2025

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Option to purchase shares

The below person discharging managerial responsibilities was granted the option to purchase shares in the Vodafone Sharesave scheme on 25 September 2025.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Guillaume Boutin
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments & Strategy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Option to purchase shares granted on 25 September 2025 under the Vodafone Sharesave scheme at an option price of £0.7033 per share, exercisable 3 years from the savings contract start date on 1 October 2025 provided that the required monthly savings are made.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.7033	19,461
d)	Aggregated information: volume, Price	Aggregated volume: 19,461 Aggregated price: £13,686.92
e)	Date of the transaction	2025-09-25
f)	Place of the transaction	Outside a trading venue

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 26, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary